February 25, 2010

Ms. Laura Hatch
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Preliminary Proxy Statement filed by Full Value Partners L.P.

Dear Ms. Hatch:

We are writing to bring to the Staff’s attention what we believe to be material misstatements and omissions contained in the preliminary proxy statement filed on February 19, 2010 by Full Value Partners L.P. (“FVP”) in connection with the 2010 annual meeting of stockholders (the “Meeting”) of Liberty All-Star® Growth Fund, Inc. (the “Fund”).  The FVP proxy materials seek to persuade Fund stockholders to give their proxy to FVP to vote against the Fund’s proposals to elect two director nominees proposed by the Fund’s Board of Directors (the “Board”) and to approve a new portfolio management agreement among the Fund, ALPS Advisors, Inc. and Mazama Capital Management, Inc. (the “Agreement”).  The Fund believes that, absent significant corrections, the FVP proxy materials present several disclosure issues and may mislead the Fund’s stockholders in violation of Rule 14a-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and omit information required by Schedule 14A under the Exchange Act.  We also note that the Schedule 13D filed on February 19, 2010 on behalf of certain of FVP’s affiliates fails to comply with several of the specific disclosure requirements of Schedule 13D.  Certain of these issues and concerns are set forth below.

FVP’s Proxy Material Disclosure Deficiencies

1.           In a section entitled “Reasons for the Solicitation,” FVP’s proxy materials claim that the “Fund’s long term performance has been mediocre at best,” citing a decline in the Fund’s NAV at the rate of 1.91% per annum over the ten years ending January 31, 2010.  FVP misleadingly presents the Fund’s decline in NAV as proof of the Fund’s mediocre long-term performance when, in fact, the Fund outperformed its Lipper peer group average, which had an average annual return of negative 2.21%, and its benchmark index, which had an average annual return of negative 3.78%, on an NAV basis for the ten-year period ended January 31, 2010.  Outperforming one’s benchmark is hardly “mediocre” performance.  We further note that FVP cited the Fund’s NAV return without reflecting the distributions reinvested by stockholders and offered no market price return information.  Over the same period, the Fund’s annualized NAV return with distributions reinvested was negative 1.35% and its annualized market price return with distributions reinvested was negative 1.01% - each further outperforming the Fund’s benchmark index and Lipper peer group average.  Thus, FVP’s characterization of the Fund’s long-term performance as “mediocre” and omission of factual information to contextualize the

Ms. Laura Hatch

Fund’s decline in NAV misleadingly suggests that comparable funds have fared better historically, when the facts demonstrate otherwise.

2.           FVP declares, “[o]bviously, the Fund’s complicated and costly multi-manager strategy has not worked very well.”  FVP provides no facts or rationale to support such a conclusory statement.  Given the lack of such information it is hardly “obvious” that the strategy is “complicated” or “costly” or that it “has not worked very well.”  In fact, for the ten- year period ended January 31, 2010, the Fund was the second best performer among its Lipper peer group when both return and non-market volatility in relation to its benchmark are taken into consideration, reflecting an effective use of its multi-manager structure.  Without some context, it is impossible to determine whether FVP has based its statement on comparisons of multi-manager and single-manager strategies of other closed-end funds or open-end funds or something entirely different.

3.           FVP’s proxy materials suggest that the Fund’s long-term performance and decline in NAV are reasons to oppose the proposed Agreement.  However, the Agreement relates to a sub-adviser who is newly appointed to the Fund and who therefore cannot be held responsible for the Fund’s long-term performance and decline in NAV.  Conversely, the ability to achieve above average long-term performance could be impaired if the advisor were inhibited in its ability to replace sub-advisers on a timely basis.  During the ten year period ended January 31, 2010, three sub-advisers were replaced.  Therefore, it is unclear how opposing the Agreement would address the problems that FVP perceives in the Fund’s performance and NAV.

4.           FVP proclaims, “the Fund’s shares trade at a double-digit discount,” without providing any factual foundation, such as relevant time periods, for this statement.  As elsewhere, context is important.  During the ten year period cited by FVP, for example, the Fund’s average discount was 4.5% and, at times, the Fund traded at a premium.  Moreover, in the last year the Fund’s discount has decreased by almost 50%.  FVP also fails to provide a balanced view by omitting the fact that many general equity closed-end funds, as defined by Lipper, Inc., trade at a discount and by failing to disclose how the Fund’s discount compares to the discounts at which comparable closed-end funds trade.  We note that over the same ten-year time period, the average discount of the Fund’s peer group was 5.8%, or 25%+ greater than that of the Fund.

5.           FVP’s proxy materials urge that, “[r]ather than continually trying to replace unsatisfactory investment managers, we believe it is time for the Board to afford shareholders an opportunity to realize NAV.”  FVP provides no explanation whatsoever of what it means by “an opportunity to realize NAV” or why the time is now.  FVP likewise provides no information regarding potential pros and cons of any such method.  Thus, neither the Board nor stockholders can ascertain, based on FVP’s proxy materials, what specific action FVP would have the Fund undertake or why FVP believes any particular method would be in the best interests of long-term

Ms. Laura Hatch

stockholders.  We note that, had FVP met the deadline for submitting stockholder proposals and formally presented these statements as a proposal for stockholder consideration, the Fund would have had a basis to seek no-action relief to exclude the proposal under Rule 14a-8(i)(3) under the Exchange Act, as inherently vague and indefinite.  See, e.g., Staff Legal Bulletin No. 14B, Shareholder Proposals (September 14, 2004).

Further, if we speculate that FVP refers to the Fund converting to an open-end fund, conducting a tender offer, or liquidating, then FVP has omitted any discussion of the various risks and ramifications of these options, an understanding of which is imperative to an informed decision by stockholders.  For instance, FVP neglects to describe the tax effects of open-ending the Fund or the requisite corporate action following the stockholder vote to enact such a proposal.  Absent such details, FVP’s proxy materials preclude any meaningful evaluation by stockholders of FVP’s statements regarding realizing NAV.

6.           We further note that, although FVP opines, “[w]e do not believe shareholders should approve any new investment management agreement unless they are also afforded an opportunity to realize NAV,” FVP provides no explanation of why opposing the Agreement should relate to realizing NAV.  Moreover, FVP encourages stockholders to oppose the Agreement without providing any alternatives with respect to the Fund’s asset management should the Agreement not receive stockholder approval or acknowledging potential consequences and costs of the proposal not being approved.  Likewise, FVP does not disclose that the Fund’s expenses will not change whether or not the stockholders approve the Agreement proposal.

7.           In addition, we note that FVP does not offer any explanation as to why stockholders should submit proxies to FVP instead of submitting their vote instructions on the Fund’s proxy card nor does it commit to exercising any proxies it receives.  Without further information, we are left to wonder whether FVP plans to attempt to hinder the Fund’s ability to obtain quorum and the required vote at the Meeting by refusing to cast the votes for which it solicited proxies.  We believe FVP should fully disclose its motivations for investing in the Fund and making its solicitation as well as its intentions with respect to voting any proxies it receives.

Schedule 14A Deficiencies

We believe that the items above are but the most obvious material omissions and misleading statements in FVP’s description of its reasons for its proxy solicitation.  In addition, we believe FVP’s proxy materials fail to disclose or inaccurately disclose information required by Schedule 14A, including, without limitation:

1.           Item 4 of Schedule 14A

(a)           FVP indicates that its employees or employees of its affiliates may assist FVP in the solicitation of proxies, but does not disclose the class or classes of employees to be so

Ms. Laura Hatch

employed, and the manner and nature of their employment for assisting in the proxy solicitation, as required by Item 4(b)(2) of Schedule 14A.

(b)           FVP does not disclose the total expenditures incurred to date for, in furtherance of, or in connection with its solicitation of Fund stockholders, as required by Item 4(b)(4) of Schedule 14A.

2.           Item 5 of Schedule 14A

(a)           FVP does not disclose the present principal occupation or employment of the participants in the proxy solicitation and the name of any corporation or other organization in which such employment is carried on, as required by Item 5(b)(1)(ii) of Schedule 14A.

(b)           FVP does not disclose the amount of each class of Fund securities owned beneficially by Phillip Goldstein and Andrew Dakos, each of whom are identified as a participant in the proxy solicitation, as required by Item 5(b)(1)(iv) of Schedule 14A.

(c)           FVP’s proxy materials indicate that FVP owns Fund securities but does not disclose, with respect to Fund securities that it purchased or sold within the past two years, the dates on which those securities were purchased or sold, the amount purchased or sold on each such date, and whether any part of the purchase price or market value of any of the shares purchased or sold is represented by borrowed funds, as required by  Items 5(b)(1)(vi) and (vii) of Schedule 14A.  Schedule 14A also requires disclosure of this information with respect to Fund securities purchased or sold by Messrs. Goldstein and Dakos within the past two years.

(d)           FVP’s proxy materials indicate that FVP’s affiliates beneficially own Fund shares but do not provide the name and address of each such affiliate.  FVP is required to disclose this information, to the extent that FVP’s affiliates are associates of FVP or Messrs. Goldstein or Dakos, under Item 5(b)(1)(ix) of Schedule 14A.

(e)           FVP did not furnish for itself, Messrs. Goldstein and Dakos and their associates the information required by Item 404(a) of Regulation S-K, as required by Item 5(b)(xi) of Schedule 14A.

3.           Item 21 of Schedule 14A

(a)           FVP’s proxy materials incorrectly state that a director nominee “must receive the vote of a plurality of the shares voting at the Meeting.”  In fact, a nominee must receive the vote of the majority of the shares represented in person or by proxy at the Meeting and entitled to vote.

(b)           FVP’s proxy materials inaccurately state that approval of the Agreement requires “the affirmative vote of shareholders owning … 67 percent or more of the shares present

Ms. Laura Hatch

at the Meeting,” and fail to clarify that the Agreement may be approved by such an affirmative vote only if more than 50% of the outstanding shares are present at the Meeting.

(c)           FVP fails to disclose the treatment and effect of broker non-votes under applicable state law and Fund charter and by-law provisions, as required by Item 21(b).  FVP incorrectly assumes that the Fund’s solicitation could not generate any broker non-votes.

4.           FVP’s proxy materials also fail to disclose the deadline for submitting stockholder proposals and the date after which notice of a stockholder proposal submitted outside the processes of Rule 14a-8 is considered untimely, as required by  Rule 14a-5(e) under the Exchange Act.

5.           In addition, FVP’s proxy fails to comply with the following requirements of Rule 14a-4:

(a)           In addition to stating that the proxy is solicited by FVP, FVP should clarify that the proxy is not solicited on behalf of the Board and should provide this statement in bold face type as required by Rule 14a-4(a)(1).

(b)           FVP’s proxy does not provide an option for withholding authority to vote for each director nominee, as required by Rule 14a-4(b)(2) under the Exchange Act.  As a related matter, FVP’s proxy materials should clarify that, in opposing the Board’s director nominees, stockholders may withhold their vote for a director nominee but may not vote “against” any nominee.

(c)           FVP’s proxy seeks to confer discretionary authority on FVP but FVP’s proxy materials do not specifically state that FVP does not know about any matters to be presented at the Meeting other than the Board’s proposals, as required by Rule 14a-4(c)(3).

Schedule 13D

As a preliminary matter we note that FVP is not included in the Schedule 13D filed by Bulldog Investors, Brooklyn Capital Management LLC, Phillip Goldstein and Andrew Dakos (the “Schedule 13D Filers”).  As FVP appears to be a stockholder and is soliciting proxies in conjunction with Messrs. Goldstein and Dakos, two of the Schedule 13D Filers, we believe FVP, and its holdings, should be included in the Schedule 13D filing.  Alternatively, if FVP has no holdings in the Fund, we question whether it is appropriate for FVP to make the proxy solicitation.  In addition, we note that the Schedule 13D appears to have been filed late.  Based on the transactions reported in the filing, the Schedule 13D Filers obtained 5% of the Fund’s shares by February 4, 2010, and therefore should have filed no later than February 15, 2010.  Instead of filing within the required time, the Schedule 13D Filers filed less than 90 seconds before FVP filed its proxy materials.  The uncanny timing of the filings leads us to wonder again whether FVP is coordinating with the Schedule 13D Filers and should have been identified as

Ms. Laura Hatch

part of their group and whether the Schedule 13D Filers (other than Messrs. Goldstein and Dakos, who are already so identified) should be identified as participants in FVP’s proxy materials.

We further note that the Schedule 13D filing fails to disclose certain required information, including, without limitation:

1.           Item 2 of Schedule 13D

(a)           The Schedule 13D filing discloses that in 2007 certain of the Schedule 13D Filers were parties to Massachusetts administrative enforcement proceedings that concluded in the issuance of a cease and desist order against them with respect to violations of the Massachusetts Uniform Securities Act.  Although the parties’ appeal of that order is still pending in state courts, the order was a final order that resulted in the parties being “subject to a … final order enjoining future violations of ... state securities laws or finding any violation with respect to such laws.”  Thus, we believe that under Item 2(e), the Schedule 13D Filers are required to disclose information about the proceedings as well as the terms of the final order.  The Schedule 13D Filers, however, failed to indicate on line 5 of the cover page of their Schedule 13D filing that they are required to make disclosure of legal proceedings pursuant to Item 2(e).

(b)           Moreover, we believe that the Schedule 13D Filers’ description of the administrative proceedings and the cease and desist order does not satisfy the requirements of Item 2(e) of Schedule 13D.  In particular, we note that the current description fails to specify that the parties to the proceedings violated state securities law and that the cease and desist order enjoined the parties from future violations of such securities law.

(c)           We further believe that although the information in the Schedule 13D filing was certified by Messrs. Goldstein and Dakos, the description of the administrative proceedings is incomplete because it states that oral argument in the appeals is scheduled for November 12, 2009 without clarifying that such argument was never held because the case was transferred on October 21, 2009 to the Massachusetts Supreme Judicial Court, which will decide the appeal.  We note that FVP’s proxy materials filed on the same day as the Schedule 13D filing include information regarding the proceedings involving the Schedule 13D Filers.  Unlike the Schedule 13D filing, FVP’s proxy materials state that the appeal was transferred to and will be decided by the Massachusetts Supreme Judicial Court.  The participation of Messrs. Goldstein and Dakos in the FVP proxy solicitation as well as the fact they are parties to the proceedings at issue indicate that Messrs. Goldstein and Dakos, upon reasonably inquiry, should have known of the current status of the proceedings and, therefore, that the information in the Schedule 13D is incomplete and inaccurate.

2.           Item 5

With respect to the securities transactions identified by the Schedule 13D Filers in response to Item 5(c) of Schedule 13D, the Schedule 13D Filers have failed to identify the

Ms. Laura Hatch

identity of the person who effected each transaction and where and how the transaction was effected, as required by Instructions 1 and 5 to Item 5 of Schedule 13D.

*           *           *

Thank you very much for your consideration of this letter.  We of course leave it to the Staff to determine whether to request that FVP refile its Schedule 14A in preliminary form, or to file an amendment to the Schedule 13D, to give the Staff an opportunity to determine whether FVP has addressed these concerns.

Please call Clifford J. Alexander at 202-778-9068, Jennifer R. Gonzalez at 202-778-9286 or me at 720-917-0711 if you have any questions or if you would like copies of any of the material referred to in this letter.

Very truly yours,

                    /s/ Stephanie Barres
                    Stephanie Barres
Secretary
Liberty All-Star® Growth Fund, Inc.